Exhibit 107

CALCULATION OF REGISTRATION FEE

Form F-3

(Form Type)

BHP Group Limited

BHP Billiton Finance

(USA) Limited

(Exact name of registrants as specified in their charter)

Table 1: Newly Registered Securities

Title of Each Class of Securities to be Registered	Amount to be Registered/Proposed Maximum Offering Price Per Security/Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Debt Securities	(1)	(2)
Guarantees of Debt Securities(3)

(1)

An indeterminate aggregate principal amount or number of securities is being registered as may from time to time be offered in U.S. dollars or the equivalent in other currencies and at indeterminate offering prices.

(2)

In reliance on Rules 456(b) and 457(r) under the Securities Act of 1933, as amended, the registrants are deferring payment of all of the registration fees relating to the registration of securities hereby.

(3)	Pursuant to Rule 457(n), no separate fee for the guarantees is payable.